Exhibit 99.4

Cable and Wireless plc and Pender Insurance Limited commence legal action

Following an extensive internal investigation commenced last year into the operation of the Group’s wholly owned insurance subsidiary Pender Insurance Limited, Cable and Wireless plc and Pender have today (30 March 2004) commenced legal action against five companies and six individuals (of whom five are former employees).

Management do not believe that this action will result in any financial loss to the Group. As stated in the Group’s most recent annual accounts, from 1 April 2003 Pender began running off its old insurance claims and has not taken on any new business for non Cable & Wireless Group companies.

Cable & Wireless is committed to policies that will uphold high standards of integrity and transparency throughout the Group’s operations and protect the interests of its shareholders. The procedures to uncover and correct unauthorised management practices reflect that commitment to financial discipline and integrity at all levels.

Ends

Contacts

Investor Relations:
Louise Breen	Director, Investor Relations	+44 20 7315 4460

Virginia Porter	Vice President, Investor Relations, New York
+1 212 551 3563
Craig Thornton	Manager, Investor Relations	+44 20 7315 6225

Media:
Lesley Smith	Group Director of Corporate & Public Affairs	+44 20 7315 4410
Peter Eustace	Group Head of Media Relations	+44 20 7315 4495